QUEST CAPITAL CORP.

Consolidated Financial Statements
December 31, 2009 and 2008

(Expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Quest Capital Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained and that financial information is accurate and reliable.

The Audit Committee of the Board of Directors, which is composed of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Brian E. Bayley”	“Jim Grosdanis”

President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada
March 22, 2010

Management’s Report on Internal Control over Financial Reporting

Quest Capital Corp.’s (“the Company’s”) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to assess the effectiveness of the Company’s internal control over financial reporting. Based on that assessment, management concluded that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2009 and that the Company’s internal control over financial reporting was effective as at December 31, 2009.

PricewaterhouseCoopers LLP, independent auditors, who have audited and issued a report on the consolidated financial statements of the Company for the year ended December 31, 2009, have also issued an attestation report on the Company’s internal control over financial reporting. This attestation report follows.

“Brian E. Bayley”	“Jim Grosdanis”
President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada
March 22, 2010

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

March 22, 2010

Independent Auditors’ Report
To the Shareholders of Quest Capital Corp

We have completed integrated audits of Quest Capital Corp’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Quest Capital Corp as at December 31, 2009 and December 31, 2008, and the related consolidated statements of income, comprehensive income, accumulated other comprehensive income and changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Quest Capital Corp’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control —Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, British Columbia
Canada

(2)

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars)

		2009	2008
		$	$

ASSETS
Cash deposits		4,729	1,621
Restricted cash	Note 5	1,103	4,014
Loans receivable	Note 6	274,153	372,084
Income tax receivable		-	190
Future income tax	Note 12	11,504	4,944
Premises and equipment	Note 7	429	744
Intangible assets	Note 8	117	118
Other assets	Note 6 (d)	6,365	540
		298,400	384,255

LIABILITIES
Accounts payable and accrued liabilities	Note 13	2,793	3,079
Preferred share liability	Note 11(b)	-	38,724
Non-recourse loan syndication	Note 6 (i)	20,677	-
Revolving debt facility	Note 9	-	50,153
Income tax payable		161	-
Future income tax	Note 12	549	841
Asset retirement obligation	Note 10	313	459
		24,493	93,256

SHAREHOLDERS’ EQUITY
Share capital	Note 11	210,433	207,161
Contributed surplus	Note 11	9,223	7,954
Retained earnings		54,251	75,884
		273,907	290,999
		298,400	384,255

See accompanying notes

Approved by the Board of Directors

“Brian E. Bayley”	Director	“A. Murray Sinclair”	Director
Brian E. Bayley		A. Murray Sinclair

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of (Loss) Income
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Canadian dollars)

		2009	2008	2007
		$	$	$
Interest income		24,975	46,819	40,021
Interest expense	Notes 9, 11(b)	(9,587)	(2,967)	(666)
Syndication interest expense	Note 6(i)	(1,692)	-	-
Net interest income		13,696	43,852	39,355
Provision for loan losses, net of recoveries	Note 6(e)	(31,549)	(13,735)	-
		(17,853)	30,117	39,355

Other
Syndication fees and other income	Note 13	62	308	983
Management and finder’s fees	Note 13	-	-	2,445
Gain on sale of securities	Note 13	-	-	8,554
Loss on sale of loans and foreclosed properties	Notes 6(d), 13	(218)	-	-
		(156)	308	11,982
Net interest and other		(18,009)	30,425	51,337

Non-interest expense
Salaries and benefits	Note 14(b)	5,806	3,120	7,937
Stock-based compensation	Note 11(c)	445	1,020	1,085
Office and other	Note 13	2,070	1,843	2,559
Legal and professional services		1,041	1,348	2,904
Regulatory and shareholder relations		410	592	579
Directors’ fees		180	202	224
Resource asset related expenses		235	481	61
		10,187	8,606	15,349

(Loss) income before income taxes		(28,196)	21,819	35,988

Income tax (recovery) expense	Note 12
Current		187	266	665
Future		(6,750)	(1,278)	11,656
		(6,563)	(1,012)	12,321

Net (loss) income for the year		(21,633)	22,831	23,667

(Loss) earnings per share
Basic and diluted		(0.14)	0.16	0.16

Weighted average number of shares outstanding
Basic		150,268,867	146,789,711	145,698,793
Diluted		150,268,867	146,925,085	148,792,349

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Comprehensive Income and Accumulated Other
Comprehensive Income (“AOCI”) and Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Comprehensive income and AOCI	2009	2008	2007
	$	$	$
Net (loss) income for the year	(21,633)	22,831	23,667
Other comprehensive loss
Reclassification adjustment for gains recorded included in net income (net of income tax of $1,156)	-	-	(2,232)
Comprehensive (loss) income	(21,633)	22,831	21,435
Accumulated other comprehensive income – beginning of year
Adoption of financial instruments standards (net of income tax of $1,156)	-	-	2,232
Other comprehensive loss for the year (net of income tax of $1,156)	-	-	(2,232)
Accumulated other comprehensive income – end of year	-	-	-

Consolidated Statements of Changes in Shareholders’ Equity					2009	2008	2007
		Number of shares			$	$	$
Common shares	Note 11	2009	2008	2007
Balance, beginning of year		146,789,711	146,789,711	144,842,628	207,161	207,161	202,513
Issued as agent’s fee on preferred shares		1,404,762	-		1,180	-	-
Issued as preferred share dividends		3,712,570	-		2,708	-	-
Issued on exercise of stock options		-	-	883,333	-	-	1,571
Issued on exercise of compensation options		-	-	1,063,750	-	-	2,447
Fair value of options exercised					-	-	630
Returned to treasury – expiry of sunset clause		(442,709)	-	-	(447)	-	-
Normal course issuer bid		(121,600)	-	-	(169)	-	-
Balance, end of year		151,342,734	146,789,711	146,789,711	210,433	207,161	207,161
Contributed Surplus	Note 11
Balance, beginning of year					7,954	6,934	6,479
Stock-based compensation					445	1,020	1,085
Fair value of options exercised					-	-	(630)
Expiry of sunset clause					803	-	-
Normal course issuer bid					21	-	-
Balance, end of year					9,223	7,954	6,934
Retained earnings
Balance, beginning of year					75,884	76,539	65,137
Section 3855 transitional adjustment					-	-	1,591
Net (loss) income for the year					(21,633)	22,831	23,667
Dividends					-	(23,486)	(13,856)
Balance, end of year					54,251	75,884	76,539

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Canadian dollars)

		2009	2008	2007
		$	$	$
Cash flows from (used in) operating activities
Net (loss) income for the year		(21,633)	22,831	23,667
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment and intangible assets		324	312	174
Loss on disposal of premises and equipment		73	-	-
Future income taxes		(6,750)	(1,278)	11,656
Stock-based compensation expense		445	1,020	1,085
Preferred share interest (paid in common shares)		2,708	-	-
Provision for loan losses, net of recoveries		31,549	13,735	-
Loss on sale of loans and foreclosed properties		218	-	-
Amortization of deferred loan fees		(1,982)	(7,061)	(8,855)
Deferred loan fees received		487	6,270	1,348
Amortization of loan syndication costs		600	-	-
Non-recourse loan syndication interest payable		677	-	-
Amortization of financing costs		3,546	-	-
Decrease in asset retirement obligation		(146)	(113)	(439)
Other		(102)	562	(694)
Proceeds on sale of marketable securities held for trading, net		-	-	7,427
Gains on sale of marketable securities and investments		-	-	(8,554)
Other changes in non-cash operating working capital	Note 19	1,369	(4,580)	954
		11,383	31,698	27,769
Cash flows from (used in) financing activities
Non-recourse loan syndication
Advances		36,000	-	-
Repayments		(16,000)	-	-
Financing costs		(600)	-	-
Revolving debt facility
Advances		4,000	169,110	4,365
Repayments		(54,860)	(144,615)	-
Financing costs		(382)	(1,038)	-
Preferred share liability
Redemption		(40,000)	-	-
Proceeds from issuance		-	40,000	-
Financing costs	Note 11(b)	(1,180)	(1,276)	-
Common shares
Proceeds from issuance		-	-	4,018
Escrow funds released	Note 11(c)	356	-	-
Normal course issuer bid	Note 11(c)	(148)	-	-
Dividends paid		-	(23,486)	(13,856)
		(72,814)	38,695	(5,473)
Cash flows from (used in) investing activities
Activity in loans
Funded		(37,918)	(179,479)	(208,392)
Repayments and other		70,555	72,160	200,205
Proceeds on sale of loans and foreclosed properties		29,072	-	-
Proceeds on sale of investments, net		-	-	17,693
Proceeds on sale and windup of subsidiaries, net		-	-	106
Purchases of premises and equipment, net		(13)	(238)	(563)
Intangible assets acquired		(68)	(140)	-
Decrease (increase) in restricted cash		2,706	8,438	(10,249)
		64,334	(99,259)	(1,200)
Foreign exchange gain (loss) on cash held in a foreign subsidiary		205	3	(118)
Increase (decrease) in cash deposits		3,108	(28,863)	20,978
Cash deposits - beginning of year		1,621	30,484	9,506
Cash deposits - end of year		4,729	1,621	30,484

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

1	NATURE OF OPERATIONS

Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings. The Company is a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end. Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

2	CURRENT YEAR CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”) which is effective for fiscal years beginning on or after October 1, 2008. Section 3064 replaced CICA Handbook Section 3062, Goodwill and Other Intangible Assets and CICA Handbook Section 3450, Research and Development Costs. Section 3064 establishes requirements for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and other CICA guidance within the CICA Handbook has been updated to ensure consistency with Section 3064.

The adoption of the new standard and other related changes to the CICA Handbook did not have a significant impact on the Company’s financial position or net (loss) income. Certain of the Company’s long lived assets related to computer software were reclassified as intangible assets.

Credit risk and fair value

The Company has adopted Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities (“EIC-173”) which was issued by the Accounting Standards Board (“AcSB”) on January 20, 2009. The abstract clarifies that the credit risk of a counterparty or an entity’s own credit risk should be taken into account in the measurement, presentation and disclosure of the fair value of financial assets and financial liabilities, respectively. In instances where a quoted market price or rate does not take into account changes in an entity's own or counterparty's credit risk or where a valuation technique using observable and/or unobservable market inputs is used to estimate the fair value of a financial instrument which is not traded in an active market, credit risk and changes in credit risk are required to be taken into account in establishing the estimated fair value of the financial instrument. EIC 173 is required to be applied retrospectively without restatement of comparative periods. The Company has applied the requirements of EIC-173 and has determined that there is no impact to its opening retained earnings as at January 1, 2009. As at December 31, 2009, the impact of EIC-173 on the measurement and disclosure of the Company's financial instruments is not significant.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Financial instruments: Classification and measurement

On April 29, 2009, the AcSB amended CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The amendment clarifies that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the interest rate used to determine the impairment loss. The amendment is effective for the Company’s annual financial statements issued for the year ended December 31, 2009.

On July 29, 2009, the AcSB further amended Section 3855 to expand the previous definition of loans and receivables to include debt securities not quoted in an active market which are not intended to be sold immediately or in the near term. The amendment includes specific guidance on the limited circumstances in which an optional reclassification between financial instrument classifications may be permitted. Section 3855 was also amended such that any other than temporary impairment which is identified for held-to-maturity investments is recognized in the income statement only in respect of credit losses rather than the entire change in fair value. Any other than temporary impairment losses on debt securities that are classified as available-for-sale continue to be adjusted through the income statement in their entirety. However, other than temporary impairment losses recorded on available-for-sale debt securities may be reversed through the income statement if the fair value subsequently recovers and the increase in value can be objectively attributed to an event occurring after the original impairment loss was recognized.

The adoption of the above changes for its fiscal 2009 financial statements did not have a significant impact on the Company’s financial position or net (loss) income.

Financial instruments: Disclosure

The Company has adopted amendments to the CICA Handbook Section 3862, Financial Instrument - Disclosures (“Section 3862”) in its fiscal 2009 financial statements. The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non- market inputs are used in the valuation of those financial instruments. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non derivative financial liabilities based on expected maturities.

The adoption of the above disclosure changes has been incorporated into Notes 16 and 17.

3	FUTURE ACCOUNTING CHANGES

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The Company has not yet adopted the new standards. Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

4	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

The consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”). Significant differences between Canadian GAAP and United States GAAP as they relate to these financial statements are described in Note 20. The significant accounting policies used in the preparation of these financial statements are set out below.

Basis of presentation

The consolidated financial statements include the assets, liabilities and results of operations of the Company and all of its subsidiaries after the elimination of intercompany transactions and balances. As at December 31, 2009, the Company’s subsidiaries include QC Services Inc., 0854560 B.C. Ltd., 0854561 B.C. Ltd., Viceroy Capital Corp., Viceroy Gold Corporation and a 75% proportionate joint venture interest in the Castle Mountain property.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management judgement include the Company’s loan loss provisions and allowances for loan losses, fair value of non-cash fees and stock-based compensation, asset retirement obligations and future income tax assets. While management believes that these estimates and assumptions are reasonable, actual results could differ materially from those estimates.

Cash deposits

Cash deposits include cash balances with major Canadian chartered banks and short-term deposits and investments having maturity terms of 90 days or less at the time of acquisition. Financial instruments included in cash deposits are classified as held for trading and are carried at fair value. As at December 31, 2009, and 2008, no short-term deposits or investments were held.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Loans receivable

Loans are recorded at amortized cost, net of specific allowances for loan losses. Fees received for originating the loans are netted against the loans’ cost and are recognized in net interest income using the effective interest method. Costs include loan origination fees and other direct and incremental costs.

Non-recourse loan syndication

Certain syndication agreements are effected using a senior and subordinated structure whereby the investor takes the senior position and the Company the subordinated position. As the Company retains an option to repurchase the senior position, effective control over the loans is retained and the loans are recorded in loans receivable on a gross presentation basis with the transferred senior position recorded as a liability. The senior position earns interest at the contractual rate inherent in the loan and is recorded as syndication interest expense. The Company’s other syndications are recorded on a net basis and interest earned by the investor is netted against interest income.

Impaired loans

Loans are classified as impaired when payment is contractually 90 days past due, or when there is no longer assurance of the timely collection of principal and interest. Once a loan is impaired, the Company stops accruing interest and fee income as the loan is classified as non-performing. An allowance for losses incurred on impaired loans is made to reduce the carrying amount of the individual loan to the lower of the carrying value and net realizable value, less foreclosure costs. Loans are reclassified to performing status when management obtains reasonable assurance that the full amount of principal and interest will be recovered in accordance with the terms and conditions of the loan and accordingly is no longer classified as impaired. Alternatively, the Company may restructure a loan to bring it into good standing, and if the loan is no longer considered impaired, interest and fee income will be recorded on an accrual basis.

Allowances for loan losses

The allowances for loan losses included in loans receivable on the consolidated balance sheets at December 31, 2009 and 2008 are maintained at amounts at which management has estimated are required to absorb credit-related losses on its loan portfolio. The adequacy of the allowances for loan losses is reviewed at least quarterly. The allowance is increased by changes in provision levels, which are expensed to net (loss) income, and reduced by direct write-offs net of any recoveries. The allowance is deducted from the carrying value of loans on the consolidated balance sheet. The allowance is determined through the estimation of a specific allowance for individual loans.

Specific allowances

Specific allowances are determined on a loan-by-loan basis and reflect the associated estimated credit loss. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated net realizable amount. The estimated net realizable amount is determined by discounting the expected future cash flows on the disposition of property securing the loan at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be reliably measured, the fair value of the underlying security, net of expected realization costs is used to measure the estimated net realizable amount. Security may include real property and other assets including securities, cash and borrower guarantees.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Foreclosed properties held-for-sale

When a loan is foreclosed, the real estate value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Amortization is not recorded while the foreclosed property is classified as held for sale.

Long-lived assets

Premises and equipment

Land is carried at cost. Leasehold improvements and equipment are carried at cost, less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as indicated below:

Asset category	Amortization period
Leasehold improvements	Term of the lease
Computer equipment and operating software	3 years
Other equipment	5 years

Intangible assets

Intangible assets consist of computer application software implementation and licensing costs, and are carried at cost, less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as indicated below:

Asset category	Amortization period
Computer application software	3 years

Impairment of long-lived assets

The Company assesses, each reporting period, whether there are any indicators that the carrying values of premises and equipment and intangible assets may exceed their fair values. Such indicators may include, but are not limited to declines in market prices, changes in use of the assets, or deterioration of asset condition. If such indicators are identified, the Company determines the fair values of long-lived assets based on the estimated future undiscounted cash flows generated by the assets, including disposals. An impairment loss equal to the excess amount of asset carrying values over their fair value is recognised in the period in which an impairment has occurred.

Provision for asset retirement obligations

The Company recognizes a liability for asset retirement obligations associated with the retirement of long-lived assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to net (loss) income. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

It is possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Translation of foreign currencies

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the year. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Foreign currency denominated non monetary assets and liabilities are re-translated using historical exchange rates.

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is initially recorded in other comprehensive income; however, to the extent the net investment in the operation has been reduced, the translation gain or loss is reported in net (loss) income for the year. As the Company’s net investment in its foreign subsidiary was negative for the years ended December 31, 2009, 2008 and 2007, all translation (losses) gains are recorded in (loss) income for each respective year, and the balance remaining in AOCI is $nil.

Revenue recognition

Interest income is recognized on an accrual basis using the effective interest method except for loans classified as impaired. When a loan is classified as impaired, amortization of commitment fee income ceases and interest income is recognized on a cash basis, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances. Loan syndication fees are included in net (loss) income as earned over the estimated term of the loan. Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in income over the estimated term of the loan.

Interest penalties received as a result of loan prepayments by borrowers are recognized as income in the year in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method.

If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated debt using the effective interest method.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Prior to 2008, finder’s fees received as compensation for corporate finance business activities were recorded when performance was complete and the cash or non-monetary consideration received or collection was reasonably assured. Non-monetary consideration included shares, broker warrants and/or options. Shares were valued using the trading price of the shares at the time they were received. Adjustments were made to the trading price for hold periods and other re-sale restrictions. The Black-Scholes option pricing model was used to estimate the fair value of warrants and options. Prior to 2008, trading revenue and the sale of investments were recognized on a settlement basis.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes of a change in tax rates will be recognized in net (loss) income in the period that includes the date of substantive enactment. Future tax assets are recognized to the extent their realization is more likely than not and are adjusted by a valuation allowance when expected realization of future income tax assets does not meet the more likely than not realization test.

Stock-based compensation

The Company recognizes compensation expense for stock option grants based on the fair value of the stock options issued. The fair value of awards granted is estimated at the date of grant and is amortized to expense on the statements of (loss) income as employee compensation expense on a straight-line basis over the requisite service period with the offsetting credit to contributed surplus. For awards with service conditions, the total amount of compensation cost to be recognized is based on the number of awards expected to vest and is adjusted to reflect those awards that do ultimately vest.

Common shares

The value of common shares issued in a public or private offering is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services rendered, the amount credited to share capital is equal to the fair value of the liability incurred. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is allocated first to share capital in an amount equal to the assigned value and the difference to contributed surplus.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Preferred shares

Preferred shares with mandatory redemption features are accounted for in accordance with the substance of the contractual arrangement and, as such, are classified as financial liabilities. Dividends paid on preferred shares classified as liabilities are expensed to the statement of (loss) income as interest expense.

Embedded derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held-for-trading or designated at fair value with subsequent changes in fair value recognised in net income.

(Loss) earnings per share

Basic (loss) earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options using the treasury stock method. In years that the Company reports a net loss, loss per share is not presented on a diluted basis, as the result would be anti-dilutive.

5	RESTRICTED CASH

Restricted cash comprises:

	December 31,	December 31,
	2009	2008
	$	$
Castle Mountain	1,103	1,755
Interest on loans receivable (held in trust)	-	2,259
Total	1,103	4,014

a)       Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,049 ($1,103) as at December 31, 2009 (December 31, 2008 - US$1,441 or $1,755) in a fund to fulfill reclamation and closure obligations at its’ Castle Mountain property.

b)        Interest on loans receivable (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan receivable amount in trust as interest reserves. These amounts are applied as interest payments become due. Amounts held in trust relating to unearned interest are reported as restricted cash.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

6	LOANS RECEIVABLE

a)     Loans and allowance for loan losses

Loans receivable as at December 31, 2009:

	Gross Amount	Specific Allowance	Net Amount[1]
	$	$	$
Mortgage principal	308,123	36,063	272,060
Accrued interest and other	2,093	-	2,093
	310,216	36,063	274,153

[1]	Foreclosed real estate assets-held-for-sale with a net carrying value of $1,956 are included in the net mortgage principal amount above based on estimated net realizable value.

Loans receivable as at December 31, 2008:

	Gross Amount	Specific Allowance	Net Amount[1]
	$	$	$
Mortgage principal	382,481	12,399	370,082
Bridge loan principal	5,106	1,336	3,770
Accrued interest and other	(1,768)	-	(1,768)
	385,819	13,735	372,084

[1]	Foreclosed real estate assets-held-for-sale with a net carrying value of $4,259 are included in the net mortgage principal amount above based on estimated net realizable value.

b)     Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired because they are either less than 90 days past due or are fully secured and there is reasonable assurance of collection of principal and accrued interest.

Loans past maturity date:

Days Outstanding	Number	December 31,	Number of	December 31,
Past Maturity	of Loans	2009	Loans	2008
	$	$	$	$
1 – 30 days	1	13,950	-	-
31 – 60 days	-	-	1	8,090
61 – 90 days	1	1,393	2	28,514
	2	15,343	3	36,604

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Loans past payment date:

Days Outstanding	Number	December 31,	Number of	December 31,
Past Payment Date	of Loans	2009	Loans	2008
		$		$

1 – 30 days	-	-	1	5,337
31 – 60 days	-	-	-	-
61 – 90 days	-	-	-	-
	-	-	1	5,337

The principal collateral and other forms of collateral that the Company holds as security for the loans includes real property, and other assets which may include securities, cash and borrower guarantees. Valuations of the collateral are periodically updated depending on the nature of the collateral. In management's estimation the fair value of the collateral of the past due loans that are not impaired is sufficient to offset the risk of loss on the past due loans as at December 31, 2009.

c)      Loans renegotiated or renewed during the period

In certain instances the Company may choose to renegotiate or renew loans instead of enforcing its security on loans which have not been repaid. Loans whose terms have been renegotiated are no longer considered to be past due but are considered to be in good standing and are therefore accounted for as performing loans. If a substantial modification (based on a present value of future cash flows test) is made to a loan on renewal, the Company records any shortfall between the present value of future cash flows arising from the contractual compared to market rate of interest in net (loss) income immediately. When renewing loan terms, the Company may include changes in contractual maturity dates or interest terms, receipt of additional collateral, borrower personal guarantees or principal reductions.

During the year ended December 31, 2009, loans with an outstanding principal of $92,819 (2008 - $91,158) were renegotiated or renewed. None of the loans were assessed by management as requiring a specific loan loss provision as at December 31, 2009 based on a comparison of estimated collateral value and/or expected future cash flows with the outstanding carrying value of the loans

d)      Sale of loans and foreclosed properties

During the year ended December 31, 2009, the Company sold 7 non-performing loans receivable and foreclosed properties (see also Note 13). A summary of these transactions is as follows:

	2009	2008
	$	$
Proceeds, net of payments due to syndicate partners	34,697 [1]	-
Loan and asset carrying value, net of specific provisions	(34,915)	-
Loss on sale of loans and foreclosed properties	(218)	-

[1]	As at December 31, 2009, proceeds of $5,951 are outstanding and are recorded in other assets. Subsequent to year-end, this amount was collected in full.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

e)      Impaired loans and allowances for loan losses

The Company’s impaired loans and specific allowances are as follows:

	December 31, 2009		December 31, 2008
	Number	Carrying	Number	Carrying
	of Loans	Value	of Loans	Value
		$		$
Impaired loans with specific allowances	14	138,958	10	56,544
Specific allowances		(36,063)		(13,735)
	14	102,895	10	42,809
Impaired loans without specific allowances	3	41,761	4	47,180

Total impaired loans, net of specific allowances	17	144,656	14	89,989

At December 31, 2009, the total estimated fair value of the collateral of impaired loans with specific allowances is $125,928 and for impaired loans without specific allowances is $65,627. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals, and management’s knowledge of the collateral, credit and real estate markets. In assessing the adequacy of the specific loan loss provision, management takes into account likely realizable values, legal costs and incorporates a time value and credit risk component into estimated future cash flows.

The Company has recorded specific allowances for loan losses as follows:

	December 31,	December 31,
	2009	2008
	$	$
Balance – beginning of year	13,735	-
Provision for loan losses	32,805	13,735
Recoveries	(1,256)	-
Direct write-offs	(9,221)	-
Balance – end of year	36,063	13,735

As at December 31, 2009 the Company performed a comprehensive review of its loan portfolio for the purposes of determining any specific allowances for each loan.

f)      Loan commitments

At December 31, 2009, the Company has loan commitments for future advances on loans of up to $12,132 for 2010. However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence, and no material adverse changes in the assets, business or ownership of the borrower and other terms.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

g)      Composition of loan portfolio:

The following table indicates the composition of the Company’s loans by sector as follows:

	December 31, 2009		December 31, 2008
	Number	Principal	Number	Principal
	of Loans	Outstanding	of Loans	Outstanding
Principal Outstanding:		$		$

Land under development	16	135,549	21	172,076
Real estate – residential	2	6,763	5	13,704
Real estate – commercial	9	87,493	7	64,784
Construction	9	78,318	20	131,917
Total mortgages	36	308,123	53	382,481
Bridge loans	-	-	4	5,106
Total loan principal (1)	36	308,123	57	387,587

(1)    Excludes specific loan loss allowance.

h)      Geographic distribution of loan principal

The following table indicates the geographical distribution of the Company’s mortgage loans:

	December 31, 2009			December 31, 2008
	Number	Principal		Number	Principal
	of Loans	Outstanding		of Loans	Outstanding
		$			$

British Columbia	15	141,694	46%	17	151,096	40%
Prairies	16	125,429	41%	29	183,217	48%
Ontario	5	41,000	13%	7	48,168	12%
Total mortgage loans(1)	36	308,123	100%	53	382,481	100%

(1)      Excludes specific loan loss allowance.

i)      Non-recourse loan syndication

In April 2009, certain of the Company’s loans receivable were individually syndicated to third parties on a non-recourse basis involving senior and subordinated positions in each loan, whereby the third party holds the senior position and Quest the subordinated position. The senior position earns interest at the contractual interest rate inherent in the loan with a term equal to the remaining term in the loan receivable.

At the Company’s discretion, it may exercise an option to repurchase the senior position at principal plus accrued interest. Under CICA Accounting Guideline 12, Transfer of Receivables, the Company is deemed to have retained effective control over the loan receivables and as a result, presents related loan and interest balances on a gross rather than net basis.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

To reflect the non-recourse loan syndicate partners’ portion of loans receivable on a gross basis, $20,677 has been included in loans receivable, with a corresponding liability due to syndicate partners, as at December 31, 2009. During the year ended December 31, 2009, $1,692 of related interest has been recorded in interest income, with an off-setting amount recorded in syndication interest expense.

The Company amortized the placement fee associated with this syndication over the remaining term inherent in the syndicated loans receivable.

	December 31,	December 31,
	2009	2008
	$	$
Non-recourse loan syndication	20,677	-
Less: unamortized balance of deferred fees	-	-
	20,677	-

Subsequent to December 31, 2009, the Company repurchased certain non-recourse loan syndication portions, which is further disclosed in Note 21(c).

7	PREMISES AND EQUIPMENT

		December 31,		December 31,
		2009		2008
		Accumulated	Net Book	Net Book
Premises and equipment	Cost	Amortization	Value	Value
	$	$	$	$
Land	35	-	35	35
Leasehold improvements	370	162	208	371
Computer equipment	394	280	114	215
Office equipment	93	21	72	123
	892	463	429	744

Annual amortization included in office and other expense is $255 (2008 - $290, 2007 - $174).

8	INTANGIBLE ASSETS

		December 31,		December 31,
		2009		2008
		Accumulated	Net Book	Net Book
Intangible assets	Cost	Amortization	Value	Value
	$	$	$	$
Computer software	208	91	117	118

Annual amortization included in office and other expense is $69 (2008 - $22, 2007 - $nil).

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

9	REVOLVING DEBT FACILITY

In January 2008, the Company entered into a two year revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000. On October 30, 2009, the Company cancelled the facility.

Financing costs associated with the facility were amortized over the two year term while the unamortized balance was fully expensed on cancellation. In 2009, $1,090 is included in interest expense (2008 - $330).

	December 31,	December 31,
	2009	2008
	$	$
Revolving debt facility drawn	-	50,860
Less: unamortized balance of financing costs	-	(707)
	-	50,153

10	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property. The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in Note 5.

A reconciliation of the asset retirement obligation is as follows:

	December 31,	December 31,
	2009	2008
	$	$
Balance - beginning of year	459	572
Liabilities settled during the year	(116)	(135)
Accretion expense	24	35
Revision in estimated cash flows	-	(123)
Foreign exchange	(54)	110
Balance - end of year	313	459

11	SHARE CAPITAL a) Authorized

Unlimited first and second preferred shares

Unlimited common shares without par value

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

b)      Cumulative 13.50% First Preferred Shares, Series A, issued and outstanding

	2009		2008
	Number of		Number
First Preferred Shares[1]	Shares	Amount	of Shares	Amount
		$		$
Opening balance	20,000,000	38,724	-	-
Issued for cash	-	-	20,000,000	40,000
Issue costs	-	-	-	(1,276)
Redeemed for cash	(20,000,000)	(38,724)	-	-
Closing balance	-	-	20,000,000	38,724

1 Classified as liabilities

In December 2008, the Company completed a private placement of 20,000,000 13.5% Cumulative, First Preferred Shares, Series “A” with voting rights, at a price of $2.00 per share for aggregate proceeds of $40,000. Issue costs included an agent’s commission of $1,180, payable in common shares of the Company, and legal costs of $96.

The redemption price was equal to the issue price plus all accrued and unpaid dividends. As the preferred shares were not convertible and are redeemable with a prescribed cumulative dividend, they have been classified as a liability on the balance sheet and dividends paid or accrued are recorded as interest expense on the statement of income (loss).

The First Preferred Shares were set to mature on December 31, 2010 and prior to January 11, 2010, were redeemable and retractable at the Company’s or holder’s option with the consent of the Company’s lenders, and after that date, consent was not required.

On March 20, 2009, by way of a Dividend Payment Agreement, the Company obtained the option to settle the quarterly preferred share dividend obligations by the issuance of common shares at the prevailing rate. No fees were payable as part of this agreement. The Company issued 3,712,570 common shares in the amount of $2,708 to settle the first and second quarter First Preferred Dividends (Note 19(c)).

On September 30, 2009 the Company entered into an agreement with the preferred shareholders to waive their retraction rights, allow the Company to redeem the First Preferred Shares in tranches of at least $2,500 and reduce the stated dividend rate from 13.50% to 12.75% effective October 1, 2009. As part of this agreement, the Company paid a cash fee of $1,180.

During the year ended December 31, 2009, $2,456 of fee amortization is included in interest expense (2008 - $nil).

In December 2009, the Company redeemed all of the First Preferred Shares at a price of $2.00 per share plus declared and unpaid dividends.

c)      Common shares issued and outstanding

On January 15, 2009, the Company issued 1,404,762 shares for $1,180 as an agent’s fee on the issuance of the First Preferred shares (Note 11(b)).

On April 9, 2009, the Company issued 2,141,435 shares for $1,361 to the holders of the Company’s First Preferred shares in settlement of the March 31, 2009 declared dividend (Note 11(b)).

On June 30, 2009, pursuant to the sunset clause included in the terms of the 2003 Plan of Arrangement (the “Arrangement”), 442,709 shares of the Company were returned to treasury for cancellation at an assigned value $447. The shares had been held in escrow by the Company’s transfer agent as their owners did not exchange their shares of predecessor companies for common shares of the Company tendered as part of the Arrangement. The offsetting credit has been recorded in contributed surplus. In addition, on August 11, 2009, the Company’s transfer agent released funds from escrow for dividends not paid on cancelled shares and odd-lot shares cancelled. The odd lot share proceeds of $190 and related dividends of $166 have been credited to contributed surplus.

On July 2, 2009, the Company issued 1,571,135 shares for $1,347 to the holders of the Company’s First Preferred shares in settlement of the June 30, 2009 declared dividend (Note 11(b)).

On December 16, 2009, the Company obtained regulatory approval to commence a Normal Course Issuer Bid (“the Bid”) from December 18, 2009 to December 17, 2010. Under the Bid, the Company may repurchase and cancel up to 12,132,650 of its own shares. In December 2009, 121,600 common shares were repurchased and cancelled for $148. The purchase price of common shares is allocated between share capital and contributed surplus.

Subsequent to December 31, 2009, the Company repurchased and cancelled additional shares under the Bid. See subsequent events Note 21(b).

d)      Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Changes in the number of stock options outstanding for the years indicated are as follows:

	2009		2008
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
		$		$
Opening balance	5,274,664	2.55	10,553,000	2.28
Granted	400,000	1.09	2,455,000	2.37
Exercised	-	-	-	-
Expired	-	-	(5,083,336)	1.96
Cancelled	(2,994,664)	2.65	(2,650,000)	2.44
Closing balance	2,680,000	2.21	5,274,664	2.55
Options exercisable at year-end	1,929,212	2.42	2,957,059	2.56

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Options Outstanding				Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
Range of	Options	Life	Exercise	Options	Exercise
Exercise Prices	Outstanding	(Years)	Price	Exercisable	Price
$			$		$

0.00 to 1.49	400,000	4.60	1.09	74,990	1.07
1.50 to 1.99	350,000	3.40	1.99	204,148	1.99
2.00 to 2.49	1,355,000	2.00	2.19	1,112,596	2.23
2.50 to 2.99	55,000	2.61	2.55	55,000	2.55
3.00 to 3.49	520,000	2.34	3.23	482,478	3.23
	2,680,000	2.65	2.21	1,929,212	2.42

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares and an expected dividend yield. The Company estimates the expected term of the options granted by calculating the average term after considering the Company’s historical experience involving stock option exercise; cancellations, forfeitures and expiries; volatility is estimated with reference to historical volatility data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates. Assumptions used in the pricing model are as follows:

	2009	2008
Risk-free interest rate	1.00%	3.38%
Expected life of options	3.0 years	3.0 years
Expected stock price volatility	53%	34%
Expected dividend yield	0%	4.23%
Weighted average fair value of options	$0.37	$0.46

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Subsequent to December 31, 2009, the Company issued additional stock options pursuant to the stock option plan. The terms of this grant are disclosed in Note 21(a).

12	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

a)      The provision for income taxes consists of the following:

	2009	2008	2007
	$	$	$
Current
Canada	-	250	489
United States	187	16	176

Total current expenses	187	266	665

Future
Canada	(6,559)	(1,028)	11,898
United States	(191)	(250)	(242)
Total future (recoveries) expenses	(6,750)	(1,278)	11,656
Total provision for income taxes	(6,563)	(1,012)	12,321

b)      The amount of tax expense or recovery that would be computed by applying the federal and provincial statutory income tax rate of 30.00% (2008 – 30.66%, 2007 – 34.07%) to (loss) income before tax and the adjustments to reconcile to net (loss) income is as follows:

	2009	2008	2007
	$	$	$

Income taxes at statutory rates	(8,459)	6,689	12,278
Increase (decrease) in taxes from:
Non-deductible differences	245	215	4,709
Dividends deductible for tax purposes[1]	-	(7,201)	-
Difference in foreign tax rates	(22)	(44)	4
Change in enacted tax rates	1,591	248	3,502
Benefits of timing differences not previously recognized	82	(919)	(2,091)
Recognition of prior year tax losses	-	-	(6,081)
	(6,563)	(1,012)	12,321

1As the Company is organized as a MIC for tax purposes, it is eligible to deduct dividends paid from taxable income.

c)      The Company has non-capital losses to reduce future taxable income in Canada of approximately $33,414. These losses will expire in 2015 ($6,727) and 2028 ($2,478) and 2029 ($24,209).

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

d)      The significant components of the future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2009	2008
	$	$
Non-capital loss carry-forwards	8,682	2,753
Capital loss carry-forwards	7,585	7,935
Premises and equipment	86	9
Specific loan loss provisions	999	414
Resource deductions	659	694
Other	1,462	1,505
	19,473	13,310
Valuation allowance[1]	(7,969)	(8,366)
Future income tax asset	11,504	4,944

Deferred gain and other	549	841
Future tax liability	549	841

[1]

Future income tax assets are recorded at values for which are more likely than not to be realized. A valuation allowance has been provided for amounts which the Company believes are not likely to be realized.

13	RELATED PARTY TRANSACTIONS

a)      In December 2007, the Company disposed of its wholly-owned subsidiaries Quest Securities Corporation and Quest Management Corp. The shares of these subsidiaries were sold to parties related by virtue of having certain directors and officers in common for cash proceeds of $375, representing fair value at the time of disposition, resulting in a net loss of $12.

b) Included in accounts payable and accrued liabilities as at December 31, 2009 is $865 due to employees for bonuses payable (2008 - $50).

c)      For the year ended December 31, 2009, the Company paid $105 (2008 – $127, 2007 – $nil) for administration services to a party related by virtue of having certain directors and officers in common. The Company was also reimbursed $110 (2008 – $87, 2007 – $nil) in office and premises costs by the same related party, of which $11 (2008 - $11) is included in accounts receivable.

d)      For the year ended December 31, 2009, the Company received $149 (2008 - $25, 2007 - $41) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

e)      For the year ended December 31, 2009, the Company recorded a gain on disposal of securities and investments of $nil (2008 - $nil, 2007 - $3,604) in companies related by virtue of having certain directors and officers in common. These transactions were recorded at the exchange amount which management believes to be a fair approximation of fair value.

f)      For the year ended December 31, 2009, the Company received $nil (2008 - $nil, 2007 - $807) in management and finder’s fees from parties related by virtue of having certain directors and officers in common.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

g)      Included in accounts payable and accrued liabilities as at December 31, 2009 is $33 (2008 - $39) in syndicate interest payable to parties related by virtue of having certain directors and officers in common.

h)      For the year ended December 31, 2009, the Company received proceeds of $2,294 (2008 - $nil) on the sale of loans receivable with an aggregate book value of $2,279, and recognized a $15 gain on sale, from officers or individuals related to officers of the Company.

14	COMMITMENTS AND CONTINGENCIES

a) The Company maintains surety bonds of $932 (US$886) (2008 - US$886, 2007 - US$2,405) as guarantees for compliance with the reclamation obligations of the Castle Mountain Joint Venture.

b)      During the year ending December 31, 2009, the Company entered into employment contracts with certain officers of the Company, whereby $2,225 will be paid if these officers remain with the Company through the end of these contracts ($225 in 2010 and $2,000 in 2012). The Company anticipates these amounts will be paid in full, and is accruing for these payments on a straight-line basis over the terms of the contracts.

c) The Company has entered into operating leases for office premises and other commitments.

Annual payments required are approximately as follows:

2010	$423
2011	$423
2012	$423
2013	$25
2014	$25

d) Loan commitments are disclosed in Note 6(f).

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at December 31, 2009, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $475. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $475.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at December 31, 2009:

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

December 31, 2009	Floating	Within	6 to 12	1 to 3	Over	Non –	Total
	Rate	6	Months	Years	3 Years	Interest
		Months				Sensitive
	$	$	$	$	$	$	$
Total assets	58,812	228,818	16,993	3,500	-	(9,723)	298,400
Total liabilities and equity	-	17,505	2,500	-	-	278,395	298,400
Difference	58,812	211,313	14,493	3,500	-	(288,118)	-
Cumulative difference	58,812	270,125	284,618	288,118	288,118	-	-
Cumulative difference as a percentage of total assets	19.7%	90.5%	95.4%	96.6%	96.6%

December 31, 2008	Floating	Within 6	6 to 12	1 to 3	Over	Non –	Total
	Rate	Months	Months	Years	3 Years	Interest
						Sensitive
	$	$	$	$	$	$	$
Total assets	50,156	164,621	101,590	71,220	-	(3,332)	384,255
Total liabilities and equity	50,860	-	-	40,000	-	293,395	384,255
Difference	(704)	164,621	101,590	31,220	-	(296,727)	-
Cumulative difference	(704)	163,917	265,507	296,727	296,727	-	-
Cumulative difference as a percentage of total assets	(0.2% )	42.7%	69.1%	77.2%	77.2%	-	-

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3: Inputs that are not based on observable market data.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Except for cash deposits and restricted cash, which are all Level 2 financial instruments, none of the Company’s financial instruments are recorded at fair value in the consolidated balances sheets as at December 31, 2009 and 2008.

The fair values of loans reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any allowances for loan losses. These instruments lack an available trading market and are not typically exchanged. They have been valued assuming they will not be sold. The fair values are not necessarily representative of the amounts realizable in an immediate settlement of the instrument. For variable rate loans, the fair value approximates their carrying values since these instruments reprice to market frequently. For fixed rate loans, fair value is determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair value of loans to take account of any significant changes in credit risk using observable market inputs in determining the counterparty credit risk of loans, net of loan loss provisions on the loans.

The fair value non-recourse loan syndication is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

The fair value of the revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

The fair value of the preferred share liability is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments.

	December 31,		December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Assets
Cash deposits	4,729	4,729	1,621	1,621
Restricted cash	1,103	1,103	4,014	4,014
Loan principal	272,060	272,412	373,852	372,757

Liabilities
Preferred share liability	-	-	40,000	40,000
Non-recourse loan syndication	20,667	20,667	-	-
Revolving debt facility	-	-	50,860	50,860

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

17	CAPITAL AND RISK MANAGEMENT

Capital Management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations. The Company continually monitors its capital position to ensure these objectives are met. A strong capital position also provides flexibility in considering accretive growth opportunities.

At December 31, 2009, management considers the Company’s capital to comprise all components of shareholders’ equity of $273,907.

Commencing in 2008, the Company’s dividend policy is to distribute sufficient dividends to shareholders throughout the fiscal year and within 90 days thereafter to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against taxable income. The Company’s dividend policy is further described in the Company’s management’s discussion and analysis for the year ended December 31, 2009.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values. These market changes may be regional, national or international in nature or may revolve around a specific product type. Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts. Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

emphasis on first mortgage financings;

emphasis on borrowers’ experience;

local and regional diversification of mortgages;

diversification of the loan portfolio by asset type;

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

the investigation of the creditworthiness of all borrowers;

the employment of qualified and experienced loan originators and underwriters;

allocation of the responsibility of the loan to two Quest employees which allow for peer review;

physical inspection of the property;

review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

continuous written status updates provided on the business plans and if applicable, construction progress;

the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

The Company’s focus on loan remediation and the collection of loans included the strengthening or implementation of additional procedures. These include:

The formation of a remediation team who focus on the identification and remediation of problem loans;

Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

Frequent physical inspection of the properties by loan remediation team members;

Engaging new legal counsel, realtors, and other professionals;

Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which comprise three independent directors. They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board. The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management. In addition, at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at December 31, 2009, the largest loan in the Company’s loan portfolio was $29.1 million (11% of the Company’s loan portfolio) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Liquidity and Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2009, the Company had future loan commitments to borrowers of up to $12,132. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at December 31, 2009, 44% of the Company’s principal loan balance (before provisions) or $135.8 million, is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities. The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

As at December 31, 2009, the Company had three variable rate loans priced off the bank prime rate with an aggregate principal of $58.8 million and 33 fixed-rate loans with an aggregate principal of $249.3 million.

18	SEGMENTED INFORMATION

The Company has primarily one operating segment, which is to provide mortgage financings. The Company’s geographic location is Canada.

19	CASH FLOW INFORMATION

a)      Changes in non-cash operating working capital:

	2009	2008	2007
	$	$	$
(Increase) decrease in prepaid and other receivables	124	(200)	567
Increase (decrease) in accounts payables and accrued liabilities	894	(4,002)	2,909
(Increase) decrease in income tax receivable	190	(190)	-
Increase (decrease) in income tax payable	161	(188)	(2,522)
	1,369	(4,580)	954

b)      Cash received or paid

	2009	2008	2007
	$	$	$

Interest received (non-loan)	39	465	680
Interest and fees paid on debt	789	2,389	493
Preferred share dividends (classified as interest)	2,548	-	-
Income tax instalments	99	86	696
Income tax paid, related to previous years	-	452	2,718

c)      Non-cash financing and investing activities

	2009	2008	2007
	$	$	$
Common shares issued as agent’s fee	1,180	-	-
Common shares issued to settle preferred dividends	2,708	-	-
Marketable securities and investments received as loan fees	-	-	3,964

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

20	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. Material measurement differences between Canadian GAAP and United States GAAP would have the following effect on net (loss) income and comprehensive (loss) income, (loss) earnings per share, revolving debt facility, preferred share liability, and shareholders’ equity for United States GAAP purposes:

		2009	2008	2007
		$	$	$

Net (loss) income
As reported in accordance with Canadian GAAP		(21,633)	22,831	23,667
Net (loss) income and comprehensive income under United States GAAP		(21,633)	22,831	23,667

(Loss) earnings per share under United States GAAP
Basic		(0.14)	0.16	0.16
Diluted		(0.14)	0.16	0.16

Deferred finance fees
Under Canadian GAAP		-	-
Adjusted for preferred share liability and other financing costs	Note 20(b)	-	1,983
Under United States GAAP		-	1,983

Revolving debt facility
Under Canadian GAAP		-	50,153
Adjusted for financing costs	Note 20(b)	-	707
Under United States GAAP		-	50,860

Preferred share liability
Under Canadian GAAP		-	38,724
Adjusted for preferred share liability and other financing costs	Note 20(b)	-	1,276
Under United States GAAP		-	40,000

Total shareholders’ equity

Share capital
Under Canadian GAAP		210,433	207,161
Adjusted for reduction of stated capital	Note 20(a)	185,584	185,584
Under United States GAAP		396,017	392,745

Contributed surplus
Under Canadian and United States GAAP		9,223	7,954

Retained earnings (deficit)
Under Canadian GAAP		54,251	75,884
Adjustment for reduction of stated capital		(185,584)	(185,584)
Under United States GAAP		(131,333)	(109,700)

Total shareholders’ equity under United States GAAP		273,907	290,999

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

a)    Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders’ equity reported.

b)    Deferred finance costs

Under Canadian GAAP, deferred finance costs related to the revolving debt facility and preferred share liability have been offset against the respective loan balances. Under United States GAAP, such finance costs would be reported as a deferred charge asset on the consolidated balance sheets.

c)    Joint venture

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net (loss) income or shareholders’ equity.

d)    Income taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Topic 740 “Accounting for Uncertainty in Income Taxes”. Topic 740 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The Company adopted this standard on January 1, 2008 and determined it had no unrecognized tax benefits in 2008 and 2009.

e)    Recently adopted accounting standards

In June 2009, the FASB issued FASB Statement No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (codified in Accounting Standards Update No. 2009-01 - Topic 105: “Generally Accepted Accounting Principles, amendments based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles”).

The FASB Accounting Standards CodificationTM (“Codification”) is the source of authoritative United States GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification becomes non-authoritative.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

f)    Impact of recently issued accounting standards

i)    In June 2009, the FASB issued FASB Statement No. 166, “Accounting for Transfers of Financial Assets” (codified in FASB ASC 860, “Transfers and Servicing”) which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Board’s objective in issuing this Topic is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This amendment address practices that have developed since the issuance of FASB Statement No. 140 that are not consistent with the original intent and key requirements of that Statement and concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.

This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date.

ii)   In June 2009, the FASB issued FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (codified in FASB ASC 810, “Consolidations”) which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Board’s objective in issuing this Statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets” (codified in FASB ASC 860, “Transfers and Servicing”) and constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.

Quest Capital Corp.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share capital information)

This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

21	SUBSEQUENT EVENTS

a) Share option grant

On January 21, 2010 the Company issued 4,150,000 stock options to employees, pursuant to the stock option plan (see Note 11 (d)). The attributes of options granted in this tranche are:

Exercise price:	$1.35

Contractual life:	5 years

Fair value (per option):	$0.43

b)    Normal course issuer bid

Between January 4 and 18, 2010, the Company repurchased and cancelled 1,652,400 of its own common shares, under the Normal Course Issuer Bid program disclosed in Note 11(c), for $2,059. The assigned value of repurchased shares was $2,298 which will be reduced from share capital in future reporting periods. The $239 difference between assigned value and purchase price will be added to contributed surplus.

c)    Non-recourse loan syndication

In February and March 2010, the Company repurchased $17,115 of $20,000 in principal included in the $20,677 non-recourse loan syndication balance held on December 31, 2009. Together with borrower loan repayments, the non-recourse loan syndication balance, excluding accrued interest, was reduced to $2,885.